

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Billy Cho
Chief Financial Officer
Zai Lab Ltd
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong
Shanghai, China 201210

   Re: Zai Lab Ltd
    Form 20-F for the fiscal year ended December 31, 2019
    Filed April 29, 2020
    File No. 001-38205

Dear Mr. Cho:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences